

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
Mail Stop 7010

March 13, 2006

Kazuya Imai, Chief Financial Officer
Mitsui & Co., Ltd
2-1, Ohtemachi 1-Chome
Chiyoda-Ku, Tokyo 100-0004
Japan

   Re: Mitsui & Co., Ltd
     Form 20-F for the Year Ended March 31, 2005
     Filed on September 26, 2005
     File No. 0-9929

Dear Mr. Imai:

   We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

        Sincerely,

        April M. Sifford
        Branch Chief